SCHEDULE 13G

Amendment No.
Cato Corporation
Class A Common Stock
Cusip # 149205106
Filing Fee: Yes


Cusip # 149205106
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	4,900
Item 6:	None
Item 7:	2,576,600
Item 8:	None
Item 9:	2,576,600
Item 11:	11.12%
Item 12:	HC




Cusip # 149205106
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	2,576,600
Item 8:	None
Item 9:	2,576,600
Item 11:	11.12%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Cato Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		8100 Denmark Road
		Charlotte, NC  28273-5975

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		149205106

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the
person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	2,576,600

	(b)	Percent of Class:
	11.12%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	4,900

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	2,576,600

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of Cato Corporation. The interest of one person, Fidelity Contrafund, an investment company registered under the Investment Company Act of 1940, in the Class A common stock of Cato Corporation, amounted to 2,171,600 shares or 9.37% of the total outstanding Class A common stock at May 31, 1995.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp's beneficial ownership of the Class A common stock of Cato Corporation at May 31, 1995 is true, complete and correct.



	June 9, 1995
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,571,700 shares or 11.10% of the Class A common stock outstanding of Cato Corporation ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity Contrafund, amounted to
2,171,600 shares or 9.37% of the Class A common stock outstanding. Fidelity Contrafund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the
Funds each has sole power to dispose of the 2,571,700 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 4,900 shares or 0.02% of the Class A common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole voting and dispositive power over 4,900 shares of Class A common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d and Abigail P. Johnson each own 24.9% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock and the execution of a family shareholders' voting agreement, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on June 9, 1995, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A common stock of Cato Corporation at May
31, 1995.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Contrafund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary